One International Place, 40th Floor
100 Oliver Street
Boston, MA 02110-2605
+1 617 728 7100 Main
+1 617 426 6567 Fax
www.dechert.com

Thomas J. Friedmann

thomas.friedmann@dechert.com
+1 617 728 7120 Direct
+1 617 426 6567 Fax

August 3, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn:	Edward Bartz and Chad Eskildsen

Re:	Business Development Corporation of America
Registration Statement on Form N-14
File Number: 333-257321

Dear Mr. Bartz and Mr. Eskildsen:

On behalf of Business Development Corporation of America (the “Company”), we hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission received from Edward Bartz of the Staff on July 23, 2021 relating to the Company’s Registration Statement on Form N-14 (Registration No. 333-257321) (the “Registration Statement”). The Company has today filed Pre-Effective Amendment No. 1 to the Registration Statement (“Pre-Effective Amendment No. 1”). For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response. Except as provided in this letter, terms used but not defined herein shall have the meaning set forth in the Registration Statement. We will also provide courtesy copies of Pre-Effective Amendment No. 1, as filed and marked with the changes from the Registration Statement.

1.	Please provide a supplemental letter stating that the Company will effect the exchange in reliance on the Exxon Capital Holdings Corporation SEC No-Action Letter (available April 13, 1988) and the Morgan Stanley & Co. Incorporated SEC No-Action Letter (available June 5, 1991) and include the requisite representations under those no-action letters.

Response:

As requested, the Company has filed a supplemental letter with the requested information on the date hereof.

Edward Bartz and Chad Eskildsen August 3, 2021 Page 2

2.	Please revise the cover page to include the following disclosure:

“Each broker-dealer that receives Exchange Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Restricted Notes where such Restricted Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. Broker-dealers who acquired Restricted Notes directly from us in the initial offering of the Restricted Notes must, in the absence of an exemption, comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resales and cannot rely on the position of the staff enunciated in Exxon Capital Holdings Corp., SEC no-action letter (publicly available May 13, 1988).”

Response:

As requested, the Company has revised the Registration Statement cover page.

3.	With respect to the Restricted Notes, please confirm supplementally that they are ‘restricted securities’ under Rule 144.

Response:

The Company supplementally confirms that the Restricted Notes are restricted securities under Rule 144.

4.	In order for the tender offer to be open for a full 20 business days, the tender offer must be open until midnight of the final day. Please revise the disclosure accordingly.

Response:

The Company acknowledges the Staff’s comment and respectfully submits that as of this letter it intends to leave open the tender offer until 5:00 pm of the 21st day after commencement for administrative purposes.

5.	Please revise the disclosure regarding the Company’s primary investment strategy to note that the investments are primarily unrated debt that, if they were rated, would be rated below investment grade, that they are also referred to as “junk bonds” and that the investments are very speculative.

Response:

As requested, the Company has revised the disclosure.

Edward Bartz and Chad Eskildsen August 3, 2021 Page 3

6.	Please revise the disclosure in the “Prospectus Summary—The Company” Section to discuss the Company’s maturity policy for debt investments.

Response:

As requested, the Company has revised the disclosure.

7.	On page 16, please revise the disclosure in the risk factor titled “A downgrade, suspension or withdrawal of the credit rating agency assigned by a rating agency to us or the Exchange Notes, if any, could cause the liquidity or market value of the Exchange Notes to decline significantly” to include the Moody’s Investors Service (“Moody’s”) rating and the definition of the rating.

Response:

The Company respectfully advises the Staff that it has revised its disclosure on page 24 of the Registration Statement to remove references to Moody’s and the credit rating assigned thereby to the Notes. Accordingly, the Company will not file a consent of Moody’s as an exhibit to the Registration Statement.

8.	Please include a consent from Moody’s as an exhibit to the Registration Statement.

Response:

As noted in response to Comment 7, the Company respectfully advises the Staff that it has revised its disclosure on page 24 of the Registration Statement to remove references to Moody’s and the credit rating assigned thereby to the Notes. Accordingly, the Company will not file a consent of Moody’s as an exhibit to the Registration Statement.

9.	Please revise the phrase “promptly as practicable” on pages 23 and 25 to “promptly.”

Response:

As requested, the Company has revised the disclosure.

10.	Please revise the third bullet under the “Expiration Date; Amendment” sub-heading on page 23 to state that if the terms of the tender offer are materially amended, the Company will extend the tender offer by five business days.

Response:

As requested, the Company has revised the disclosure.

11.	Please confirm that the Company will receive a tax opinion from outside counsel regarding the tax matters discussed in the prospectus.

Response:

The Company respectfully submits that the tax opinion was included in the legal opinion filed as Exhibit 11 in the original filing and incorporated by reference into Exhibit 12.

* * * * * * * * * *

Edward Bartz and Chad Eskildsen August 3, 2021 Page 4

If you have any questions, please feel free to contact the undersigned by telephone at 617.728.7120 (or by email at thomas.friedmann@dechert.com) or Matthew S. Virag at 617.728.7112 (or by email at matthew.virag@dechert.com). Thank you for your cooperation and attention to this matter.

Very truly yours,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

cc:

Richard J. Byrne, Business Development Corporation of America

Nina K. Baryski, Business Development Corporation of America

Leeor P. Avigdor, Business Development Corporation of America

Matthew J. Carter, Dechert LLP

Jonathan H. Gaines, Dechert LLP

Matthew S. Virag, Dechert LLP